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During the year ended September 30, 1996, the Fund adjusted the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 1996, amounts have been reclassified to reflect a decrease in paid-in capital of $595,644, an increase in undistributed net investment income of $465,178 and a decrease in accumulated net realized loss on investments of $130,466.